

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via E-Mail</u>
Matthew Marcus
President and Chief Executive Officer
Pioneer Consulting Group, Inc.
2840 Hwy 95 Alt S #7
Silver Springs, Nevada 89429

> **Re:** **Pioneer Consulting Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-54794**

Dear Mr. Marcus:

We have reviewed your amendment filed June 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2012</u>

<u>Cover Page</u>

1. We note your responses to comment 2 in our letters dated March 5, 2013 and May 13, 2013 and await your amended filing.

<u>Item 14. Principal Accountant Fees and Services, page 34</u>

2. We note your responses to comment 8 in our letter dated March 5, 2013 and comment 6 in our letter dated May 13, 2013 and await your amended filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief